GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended December 31, 2023
February 21, 2024

This Annual Information Form is dated February 21, 2024 and, except as otherwise indicated, the information contained herein is given as of February 21, 2024.
Unless otherwise indicated, all dollar amounts set forth herein are expressed in U.S. dollars and all financial information set forth herein is prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
Unless otherwise indicated, all references to share prices, trading volumes and per share measures are adjusted, on a retroactive basis, to reflect all stock splits.
In this Annual Information Form, “Gildan”, the “Company” or the words “we”, “our” and “us” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.
The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:
-    Audited Consolidated Financial Statements for the fiscal year ended December 31, 2023 (the “2023 Annual Financial Statements”); and
-    Management’s Discussion and Analysis for the fiscal year ended December 31, 2023 (the “2023 Annual MD&A”).
The foregoing documents are available on the SEDAR+ website at www.sedarplus.ca, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildancorp.com.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 33 to 35 of this Annual Information Form for further explanation.

CORPORATE STRUCTURE
Name, Address and Incorporation
The Company was incorporated on May 8, 1984 pursuant to the Canada Business Corporations Act under the name of Textiles Gildan Inc. At our inception, we focused our activities on the manufacture of textiles and produced and sold finished fabric as a principal product-line. In 1992, we redefined our operating strategy and, by 1994, our operations focused exclusively on the manufacture and sale of activewear in the screenprint channel. In March 1995, we changed our name to Gildan Activewear Inc./Les Vêtements de Sports Gildan Inc. In 2005, we changed our French name to Les Vêtements de Sport Gildan Inc.
In June 1998, in conjunction with a planned initial public offering, we filed Articles of Amendment to, among other things, remove the private company restrictions contained in our charter documents and change the structure of our authorized share capital. On June 17, 1998, we completed our initial public offering of an aggregate of 3,000,000 Class A Subordinate Voting shares at Cdn$10.29 per share, on a pre-split basis, for total gross proceeds of Cdn$30,880,500.
On February 2, 2005, we filed Articles of Amendment in order to, among other things, (i) create a new class of common shares (the “Common Shares”), (ii) change each of the issued and outstanding Class A Subordinate Voting shares into the newly-created Common Shares, on a one-for-one basis, and (iii) remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares as well as the rights, privileges, restrictions and conditions attaching thereto. On February 15, 2011, we filed Restated Articles of Incorporation in order to change the number of directors to a minimum of five and a maximum of twelve as determined by the directors from time to time and to appoint one or more directors in accordance with the law governing the Company.
Our principal executive offices and registered office are located at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, and our main telephone number at that address is (514) 735-2023.
Intercorporate Relationships
The Company’s principal subsidiaries, their jurisdiction of incorporation or formation and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation or Formation	Ownership Percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan USA LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Frontier Yarns, Inc.	North Carolina	100%
Gildan Activewear EU SRL	Belgium	100%
Gildan Textiles de Sula, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
SDS International Limited	Bangladesh	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Choloma Textiles, S. de R. L.	Honduras	100%
The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenues of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenues as at and for the year ended December 31, 2023.

GENERAL DEVELOPMENT OF THE BUSINESS
The following section describes how our business has developed over the last three completed fiscal years and lists key events that have influenced the general development of our business.
Recent Developments
Arrival of President and Chief Executive Officer
On January 15, 2024, Mr. Vincent Tyra began his tenure as President and Chief Executive Officer (CEO) and Director of the Company.

Dividend
On February 20, 2024, the board of directors of the Company (the "Board of Directors") approved a 10% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.205 per share, payable on April 8, 2024, to shareholders of record on March 13, 2024. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends

Developments in Fiscal 2023
GSG Strategy
In 2023, the Company made significant progress on its “Gildan Sustainable Growth” (“GSG”) strategy by optimizing manufacturing capacity, fostering innovation, and further reinforcing ESG. During the fourth quarter of fiscal 2023, the Company substantially completed the construction of its new greenfield textile manufacturing complex in Bangladesh and began progressive ramp-up of operations which will continue through 2024.

During the second quarter of fiscal 2023, the Science Based Targets initiative (SBTi) validated the Company's 2030 near term greenhouse gas (GHG) emissions reduction targets being in conformity with the SBTi Criteria and Recommendations (version 4.2), marking a significant milestone in the advancement of the Company's ESG strategy. SBTi has classified Gildan’s Scope 1 and 2 targets to be in line with a well-below 2ºC trajectory. Gildan has committed to reduce absolute Scope 1 and Scope 2 GHG emissions by 30% by 2030, from a 2018 base year1. Gildan also committed to reduce absolute Scope 3 GHG emissions by 13.5% by 2030 from a 2019 base year.

Facility closures
In the third quarter of fiscal 2023, Gildan closed its San Miguel sewing facility located in Choloma, Honduras. This decision was based on prevailing market conditions, global competition and the need to optimize and diversify our operations. In the fourth quarter, we closed one of two yarn spinning plants located in Salisbury, North Carolina, consolidating this capacity into the Mocksville facility, also located in North Carolina, as part of our ongoing efforts to optimize ring spun yarn production and drive an efficient, competitive manufacturing platform.

Executive leadership Changes
On December 11, 2023, the Company announced the departure of Glenn J. Chamandy as President and Chief Executive Officer and Director of the Company, and that Vincent Tyra had been appointed President and Chief Executive Officer effective as of early 2024. Craig A. Leavitt, director of the Company since 2018, was appointed to serve as Interim President and Chief Executive Officer until the commencement of Mr. Tyra's tenure on January 15, 2024.

1 The target boundary includes land related emissions and removals from bioenergy feedstocks.

Board nominations; Support Agreement
On December 17, 2023, the Company announced that it had entered into a support agreement (the "Support Agreement") with Coliseum Capital Management, LLC (Coliseum), pursuant to which, inter alia, Coliseum agreed to support Gildan’s full slate of Board nominees at each of the 2024 and 2025 annual meetings of shareholders. A complete copy of the Support Agreement was filed and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Additionally, Christopher Shackelton, a Co-Founder and Managing Partner of Coliseum was appointed to the Board of Directors on such date.

On October 30, 2023, Ms. Sharon Driscoll was appointed to the Board of Directors.

Global Minimum Tax
On August 4, 2023, the Government of Canada released draft legislation in the form of the Global Minimum Tax Act for consultation which is intended to follow the model rules and guidance from the OECD initiatives against base erosion and profit shifting ("BEPS"). If enacted as published, the legislation would implement a 15% global minimum tax rate for fiscal years that begin on or after December 31, 2023. The proposed rules would apply to the income of certain of the Company’s non-Canadian subsidiaries that are subject to an effective tax rate of below 15%, after reflecting the impact of substance based carveout included in the rules, which together comprise the majority of the Company’s taxable income. On December 15, 2023, the Government of Barbados also released draft legislation in response to the portion of BEPS known as Pillar Two applicable to the Company, which would effectively subject the Company’s profits in Barbados to an effective tax rate of 15% for fiscal years that begin on or after January 1, 2024. The timing of the potential enactment of legislation remains uncertain. The Company is closely monitoring the developments in the various jurisdictions in which it operates, including specific implementation details related to Pillar Two and other unrelated legislation or programs in order to continue to assess the overall impact of such legislation on the Company’s effective tax rate and operating results.

Dividend
On February 21, 2023, Gildan’s Board of Directors approved a 10% increase in the amount of the then-current quarterly dividend and declared a cash dividend of $0.186 per Common Share, payable on April 10, 2023, to shareholders of record on March 14, 2023.

Normal Course Issuer Bid
On August 2, 2023, the Company received approval from the "TSX" to renew its normal course issuer bid ("NCIB") commencing on August 9, 2023, to purchase for cancellation up to 8,778,638 common shares, representing approximately 5% of Gildan’s issued and outstanding common shares as at July 31,2023 (the reference date for the NCIB). Under the NCIB, the Company is authorized to make purchases under the NCIB until August 8, 2024, in accordance with the requirements of the TSX. Purchases can be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities.

During the fiscal year ended December 31, 2023, the Company repurchased for cancellation a total of 11,830,618 common shares under its NCIB programs for a total cost of $370 million.

Renewal of Shareholder Rights Plan
On February 21, 2023, Gildan's Board of Directors approved the renewal and adoption of a Shareholder rights plan (the "Rights Plan"), which became effective upon confirmation and approval by the shareholders of the Company at the annual meeting of shareholders held on May 4, 2023 and replaced the Company's previous shareholder rights plan, which expired at the close of business on the date of the Company's 2023 annual meeting of shareholders. The Rights Plan is designed to ensure that all shareholders are treated fairly in connection with any take-over bid or other acquisition of the control of the Company. The Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2026, with one renewal option subject to Shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan was filed and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Developments in Fiscal 2022
Impact of post pandemic economic environment and other developments
In 2022, activewear sold to wholesale distributors, servicing the imprintables industry, benefited from the continued post-pandemic recovery and the comeback of large gatherings, while activewear sold through our national account customers, servicing retail end-markets, were hampered by a softening demand environment and ongoing inventory adjustments at retailers. Our international markets continued to be impacted by difficult economic conditions in Europe and Asia, and the strict COVID policy prevailing in China. On the manufacturing front, with capacity investments in both yarn-spinning and textile operations, we increased our manufacturing flexibility and rebuilt our inventories to healthier levels enabling us to support our customers' needs.

Launch of GSG strategy and Next Generation ESG strategy and targets
In March 2022, the Company launched its GSG strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG.

During 2022, the Company added incremental textile and sewing capacity in our manufacturing hubs in Central America and the Dominican Republic, and pursued the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh. Gildan pursued the modernization and consolidation of its overall U.S. yarn-spinning footprint which included new capital investments. Further, in August 2022, Gildan divested assets from a small open-end production facility in Mayodan, North Carolina; in December 2022, Gildan announced the closure of its Cedartown yarn facility in Georgia, effective February 2023.

In January 2022, the Company unveiled its “Next Generation ESG” strategy, an enhanced framework designed to deliver meaningful advancements by 2030 in key areas related to Climate, Energy, and Water; Circularity; Human Capital Management; Long-Term Value Creation; and Transparency and Disclosure. Progress made in 2022 against our strategic roadmaps included some of the following key milestones: the inclusion of sustainability-linked terms to our existing $1-billion revolving credit facility and the linking of executive compensation to the advancements of ESG targets. Gildan also published its first stand-alone Climate Change Disclosure Report structured in accordance with the Task Force on Climate-Related Financial Disclosures (TCFD) framework, highlighting how we assess, prepare and integrate climate-related matters into our business processes. This represented a significant step forward towards fully aligning with the TCFD framework by 2025.

Dividend
On February 22, 2022, Gildan’s Board of Directors approved a 10% increase in the amount of the then-current quarterly dividend and declared a cash dividend of $0.169 per common shares. The Company paid dividends of $123.8 million during the year ended January 1, 2023.

Normal Course Issuer Bid
On February 22, 2022, the Company received approval from the TSX to amend its current normal course issuer bid ("NCIB") program, which commenced on August 9, 2021, in order to increase the maximum number of common shares that could be repurchased thereunder from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021 (the reference date for the NCIB), to 19,477,744 common shares, representing 10% of the public float as at July 31, 2021.

In August 2022, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2022, to purchase for cancellation a maximum of 9,132,337 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2022 (the reference date for the NCIB). Under the NCIB, the Company was authorized to make purchases under the NCIB during the period from August 9, 2022 to August 8, 2023 in accordance with the requirements of the TSX.

During the fiscal year ended January 1, 2023, the Company repurchased for cancellation a total of 13,096,866 common shares under its NCIB programs for a total cost of $444 million.
Developments in Fiscal 2021
Impact of COVID-19 pandemic and other developments
With easing restrictions, government support and rapid vaccine deployment, market conditions and demand for our products improved through 2021. Over the course of the year, we continued to ramp up production levels at our facilities and execute on our capacity expansion plans, after resuming operations following COVID and hurricane-related shutdowns in 2020. Ongoing impacts of the pandemic brought on new challenges across industries, creating a market landscape of tight inventory, labour shortages, supply chain disruptions and inflationary pressures. U.S. labour shortages affected the U.S. yarn industry and our own yarn production, as well as our ability to rebuild higher inventory levels and fully satisfy demand in 2021. As economic conditions began to improve, we reduced our debt leverage and resumed capital spending.
Acquisition of Yarn Spinning Operations
On December 10, 2021, through one of its wholly-owned subsidiaries, Gildan completed the acquisition of 100% of the equity interests of Phoenix Sanford, LLC, the parent company of Frontier Yarns Inc. ("Frontier Yarns") for a total cash consideration of approximately $168 million. Frontier Yarns is a leading producer of 100% cotton, polyester, and cotton blend yarns primarily manufactured on open end and vortex (MVS) spinning technology. The yarn operations of Frontier Yarns acquired by Gildan included four facilities located in North Carolina employing approximately 800 employees. Through this acquisition, Gildan strengthened its global vertically integrated supply chain by further internalizing yarn production.

Organizational Changes
Effective March 1, 2021, following the retirement of Michael R. Hoffman, Chuck J. Ward was appointed to the role of President, Sales, Marketing and Distribution and is now established in Barbados. In parallel with these changes, Arun D. Bajaj was appointed Executive Vice President, Chief Human Resources Officer & Legal affairs.

Dividend
On May 4, 2021, Gildan’s Board of Directors approved the reinstatement of the Company’s quarterly dividend of $0.154 per share, in line with Gildan’s previous cash dividend rate prior to the suspension of these payments after the first quarter of 2020 in the context of the COVID-19 pandemic.

Normal Course Issuer Bid
On August 4, 2021, the Company received Board and TSX approval for the reinstatement of its NCIB program to purchase for cancellation a maximum of 9,926,177 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2021 (the reference date for the NCIB). The Company was authorized to make purchases under the NCIB during the period from August 9, 2021 to August 8, 2022 in accordance with the requirements of the TSX.

During the fiscal year ended January 2, 2022, the Company repurchased for cancellation a total of 6,475,375 common shares under its NCIB programs for a total cost of $250 million.

DESCRIPTION OF THE BUSINESS
Business Overview
Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters, and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.
Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.
We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.
Strategy
Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and leading ESG practices, we will be well positioned to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy are:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand and optimize our global production capacity to support our long-term growth plans.

Executing on our well-defined plans, we have strengthened our vertical integration by expanding our yarn-spinning capabilities through the acquisition and modernization of Frontier Yarns. We are also executing on the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh.

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. In early 2024, we announced the release of new products, including our improved ultra cotton 2000 T-shirt. We developed a new proprietary cotton technology by re-engineering our entire process from the yarn through to the finished process, enhancing fabric softness, all while improving printability. We are also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders

As of 2024, Gildan is embarking on its third year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting diversity and inclusion, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2022 ESG report. Information in our 2022 ESG Report does not form part of and is not incorporated by reference in this Annual Information Form.

Successfully executing on all of the above initiatives underpinning the three pillars of our GSG strategy is expected to position the Company to generate long-term revenue growth, sustained profitability, and effective asset utilization, all of which are expected to deliver long-term value to our shareholders.

Operating Segment Reporting
The Company manages its business on the basis of one reportable operating segment, as a result of the internal reorganization which took effect on January 1, 2018, which effectively consolidated the Company’s divisional organizational structure.
Our Operations
Brands, Products, and Customers
The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, GoldToe®, and Peds®. Further, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own exclusive brands. We also sell sock products under the Under Armour® brand, for exclusive distribution in the United States and Canada, through a sock licensing agreement which will expire on March 31, 2024.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our Activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form directly to various retailers, or through national accounts servicing retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.
Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). In fiscal 2023, Activewear sales accounted for 83% of total net sales, and Hosiery and underwear sales accounted for 17% of total net sales. For fiscal 2023, our sales totaled $3,196 million. In fiscal 2023, we sold our products in the United States, Canada and other international markets, which accounted for 89.4%, 3.5% and 7.1% of total sales, respectively. For a breakdown of our total sales by product group and geographic market for each of the last two financial years, reference is made to note 27 to the 2023 Annual Financial Statements, which note is incorporated herein by reference.
Our total customer base is composed of a relatively small number of significant customers. In fiscal 2023, our largest customer accounted for 22.4% of our total sales, and our top ten customers accounted for 69.0% of our total sales. Although we have long term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production accordingly.

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Gildan Softstyle®, Gildan Heavy Cotton™, Gildan Ultra Cotton®, Gildan DryBlend®, Gildan HeavyBlend™, Comfort Colors®, American Apparel®
Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(1)	Gildan®, Under Armour®(2), GoldToe®, Signature Gold by GoldToe®, GoldToe EditionTM, Peds®, MediPeds®, All Pro®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
(1) Applicable only to MediPeds®.
(2) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada. License expires on March 31, 2024.

Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.
In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity with a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex is substantially completed, while progressive ramp-up of operations is underway and will continue through 2024.
The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities) ■ Mayodan, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh (2 facilities)
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (2 facilities) ■ Nicaragua (4 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh (3 facilities)
Garment-dyeing(3): pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, in other regions in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

Competitive Environment
The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.
We face competition from large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Finally, although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.
Sales, Marketing, and Distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., a large distribution facility in Honduras, as well as a distribution facility in Bangladesh. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.
Raw Materials
Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of both 100% cotton yarns and blended yarns, while polyester is used in the manufacturing of both blended yarns and 100% polyester yarns. The cotton fibres used in the manufacturing of yarn in our internal yarn spinning facilities are typically purchased directly from cotton merchants for future delivery at pre-determined prices under contracts as deemed appropriate by management. Similarly, for the majority of the polyester fibres, pricing is negotiated directly with suppliers on an annual basis subject to the price variability of certain polyester components.
During fiscal 2023, most of our yarn requirements for the production of our product lines were met by our own yarn-spinning facilities, which are located in Salisbury, NC (2 facilities, 1 of which ceased operations in December 2023), Mocksville, NC, Eden, NC, Clarkton, NC, Sanford, NC (2), Mayodan, NC and Cedartown, GA (which ceased operations in February 2023), and by our long-term supply agreements with third-party suppliers. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

The primary sources of energy consumed in our manufacturing facilities are (i) biomass, petroleum coke, bunker fuel and natural gas, which are used to generate steam required in the production process, and (ii) electricity, which is used to power production equipment and air conditioning. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in Bangladesh and the Dominican Republic, and is obtained from local third-party suppliers. The electricity requirements for our manufacturing complex in the Dominican Republic are provided by the local public electricity company. Our Rio Nance complex in Honduras transitioned during 2016 from the public grid to a long-term private contract which is now providing 100% of our electricity requirements. In both cases, electricity rates are variable and are largely related to underlying oil prices.
Biomass, derived from agricultural waste, is sourced from private third-party suppliers, and provides a major portion of the thermal energy (or steam) for our operations in both the Dominican Republic and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. We have been operating a biomass steam generation system in the Dominican Republic since 2010, which has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. Similarly, we began operating a biomass steam generation facility in Honduras during 2010 and are able to support ninety percent (90%) of our total steam needs for the entire Rio Nance manufacturing complex in Honduras from a centralized steam generation location. The Company has implemented advanced technology to improve the steam production generated by our biomass to support additional textile capacity expansions as needed in the future.
Information Security Management
We work diligently to protect our management information systems and other systems from information security breaches and data compromise. We also work to protect the data privacy of our employees, customers, business partners, vendors and other third parties. With dedicated information security and information risk teams comprised of full-time employees, complemented by third party partners, the Company uses a risk-based approach to mitigate information security risk and data privacy risk. This approach is aligned with industry best practices, including the NIST Cybersecurity Framework.
We catalog and rank risks, identify opportunities to enhance policies, procedures and controls based on risks, review external events that may educate the Company on emerging risks, collaborate with outside organizations to exchange threat intelligence, and enlist third-party organizations to conduct independent security assessments. We revisit risk rankings as new risks are identified, as we enhance our policies, procedures and controls, as regulations, laws and best-practices change, and as new information systems are introduced. We provide security awareness training to our employees including continuous simulated phishing attacks. We secure funds for and deliver projects that better protect our information systems with new processes and technologies. We have preventative and detective systems in place that are constantly monitored by a specialized third-party partner. Management and the technical teams run regular cyber tabletop simulations conducted by third-party experts to be better prepared. These measures are aimed at allowing us to detect and investigate events that represent risks, and respond and recover as required. We have a digital forensics and incident response expert on retainer should these services be required. No material information security breaches or data privacy events have been detected in the past three years.
Information Security Risk Oversight
The Company’s Information Security Steering Committee (“ISSC”) is responsible for reviewing information security and information risk developments and approving related policies. The ISSC is comprised of a cross-functional group of senior leadership, chaired by our Chief Information Officer, and includes our Executive Vice-President, Chief Financial and Administrative Officer, our Vice-President, General Counsel and Corporate Secretary, and other representatives from information technology, legal affairs, physical security, risk management, internal audit, and human resources. The ISSC meets quarterly and as needed.

The ISSC reports major developments to the Company’s Compliance Steering Committee, which in turn provides quarterly updates to the Board’s Corporate Governance and Social Responsibility Committee. To ensure compliance with applicable privacy laws and regulations, and to monitor and mitigate risks associated with data privacy breaches, the ISSC oversees data privacy through the Data Privacy Subcommittee (“DPS”). The DPS is comprised of a cross-functional group including representatives of the different functions involved with privacy matters across the organization. The DPS reports to the Information Security Committee and meets on a quarterly basis. In addition, the Chief Information Officer delivers quarterly information security reports to the Board’s Audit and Finance Committee and updates the Board on cybersecurity strategy annually.
Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.
Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. For more detail, see section 5.5.5 of the 2023 Annual MD&A and Note 5 of the 2023 Annual Financial Statements. Share repurchases have reduced our number of shares outstanding and increased our net earnings per share (EPS) in each of the last five quarters. The Company may repurchase more shares in the future as deemed appropriate, but this remains uncertain. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. In the fourth quarter of fiscal 2023, we recorded a reversal of impairment of $41 million, compared to an impairment charge of $62 million in fiscal 2022 relating to our Hosiery cash-generating unit (CGU). Our results of operations over the past two years also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q1 2022: $0.3 million; Q4 2022: $25.6 million, Q1 2023: $3.3 million and Q2 2023: $74 million), as well as a $16 million after-tax gain on the sale and leaseback of a distribution facility located in the United States.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of the 2023 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
Trade Regulation
As a multinational corporation, we are affected by import tariffs, including the potential imposition of anti-dumping or countervailing duties or other trade remedy duties on our raw materials and finished goods, international trade legislation, and bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products, as further described in the "Risks and uncertainties" section of our 2023 Annual MD&A. To remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties, including anti-dumping and countervailing duties, tariffs, quantitative limitations, sanctions, and pending trade restrictions (legislative or otherwise) that could impact our approach to global manufacturing and sourcing, and adjusts as needed.

The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic-Central America-United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haiti Economic Lift Program (HELP). Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade arrangements to access the European Union, Canada, and other key markets. Changes to trade agreements or trade preference programs on which the Company currently relies, or the entry into force of trade-restricting legislation, may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.
Human Rights Protection
Our Company's products, and the raw materials we use to make those products, are also subject to laws and regulations that prohibit the use of forced labour. In the United States, the importation of goods made with forced labour is prohibited, and applicable legislation may create a presumption that forced labor was used in the making of a product if such product contains content from certain regions. U.S. Customs and Border Protection can detain, exclude or seize shipments under the Uyghur Forced Labor Prevention Act (UFLPA), and can require importers to demonstrate the absence of forced labour in supply chains. Similarly, Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act now requires annual reporting on risk identification and measures in place to address these risks. The European Union is also developing legislation focused on protections against forced labor and human rights more generally.

We take measures to identify, prevent and mitigate the risk of human rights violations not only in our own vertically-integrated operations, but also in the operations of our third-party contractors. Although we believe our supply chains are free of forced labour and that we comply in all material respects with applicable laws and regulations in all the countries in which we operate, the extent of our liability and risk of business interruption, if any, due to any actual or suspected failure to comply, with any such laws and regulations cannot reasonably be determined.

Customer Product Safety Regulation
We are subject to various consumer product safety laws and regulations that could affect our business. In the United States, this includes the Consumer Product Safety Act, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children's products, and for phthalate content in childcare articles, including plasticized components of children's sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.
In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Directive and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.
In 2023, a Product Safety sub-committee was created under the Operational Compliance Committee to oversee Gildan’s product safety compliance programs, its product safety policies, and ensure compliance with applicable product safety laws and regulations. The Product Safety Subcommittee is comprised of a cross-functional group including representatives of different functions involved, directly or indirectly, with product safety matters across the organization and meets on a quarterly basis.
Gildan deploys considerable efforts to comply with applicable product safety laws and regulations in the jurisdictions in which we operate, and although we believe to be complying in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined. Non-compliance with applicable product safety laws and regulations could result in lawsuits, substantial fines and/or penalties, operational costs (e.g. for recall, reformulation, replacement and disposal of non-compliant products), as well as negative publicity which could harm our reputation and result in a loss of sales.
Intellectual Property
Trademarks, trade names, patents and domain names, as well as related logos, designs and graphics, provide substantial value in the development and marketing of the Company’s products and are important to our continued success. As a result of successive acquisitions over the past years, we now own a large portfolio of trademarks covering, among others, the Gildan®, GoldToe®, Comfort Colors®, Peds® and American Apparel® families of brands, with trademarks registered in Canada, in the U.S. and in many other countries where our products are manufactured and/or sold. In addition, we continue to expand registration of these marks internationally and we vigorously monitor and enforce the Company’s intellectual property against infringement and violations where and to the extent legal, feasible and appropriate.

Environmental, Social and Governance (ESG)
Gildan has always placed a high priority on operating responsibly, ethically, and transparently. Approximately 20 years ago, Gildan began the implementation of initiatives to focus on the most material ESG-related issues to our Company. These initiatives covered ESG issues such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management. While our ESG strategy has evolved, the key policies implemented during this time continue to be fundamental to our operations. ESG is core to Gildan’s long-term business strategy and a key element of our success. As one of the most vertically integrated manufacturers in the apparel industry, producing the vast majority of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our ESG practices consistently across our operations.
We conduct periodic materiality assessments to identify broader sustainability trends impacting our company and our sector and we integrate these considerations across our business operations.
Next Generation ESG Strategy
In 2022, we further embedded ESG across our global operations and announced our Next Generation ESG strategy which includes 10 targets focused on 5 different pillars: Climate Energy and Water, Circularity, Human Capital Management, Long Term Value Creation, and Transparency and Disclosure. This strategy ensures strategic alignment and governance over environmental, social, and governance aspects across the organization. The ESG strategy supports Gildan in identifying emerging trends, understanding and planning for risks, and pinpointing opportunities. It serves as a key component in driving the Company’s Sustainable Growth Strategy. Additionally, we are committed to provide transparent and credible information to our stakeholders and, as such, align our ESG reporting with the Global Reporting Initiative (GRI) and utilize industry-specific guidance from the Sustainable Accounting Standards Board (SASB).

Please visit www.gildancorp.com for more information on our ESG program, our ESG-related practices and policies, our 2022 ESG Report that was issued in August 2023, and a more detailed discussion of our accomplishments in ESG. Information in our 2022 ESG Report does not form part of and is not incorporated by reference in this Annual Information Form.
Environmental
Gildan is committed to reducing our environmental impact in the communities in which we operate. Our Global Environment and Energy Policy, Restricted Substances Code of Practice (RSCP), and Environmental Management System (EMS) govern our environmental stewardship across our global operations. The Global Environment and Energy Policy describes and reinforces behaviours that ensure the Company will meet or exceed local laws, as well as our own internal standards. Our EMS is based on ISO 14001, an international environmental management standard that has guided the framework we use to evaluate our procedures for water conservation and management, wastewater discharges, energy consumption, chemical handling and storage, raw materials, waste generation, biodiversity protection, and emissions and spill control.

We are subject to various federal, state and local environmental regulations in the jurisdictions in which we operate, concerning, among other things, environmental licenses, wastewater discharges, air emissions, storm water flows, and waste disposal. Our manufacturing facilities generate waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice, and Environmental Management System, we seek to comply with all applicable laws and regulations and to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines or penalties or result in a disruption to our supply chain that could have an adverse effect on our business.
Social
Gildan is committed to protecting human rights and ensuring strong labour practices are in place both in our own operations and in our supply chain. Our commitments to promoting ethical labour practices and safe working conditions are embodied in our codes and global policies: Code of Conduct, Code of Ethics, Human Rights Policy, Responsible Production and Sourcing Policy, Health and Safety Policy, Our Approach to Wages, and the guidelines set forth in our Social & Sustainable Compliance Guidebook. Our codes, policies, and statements are reviewed periodically to ensure they are up to date and adhere to local laws and international standards. Our Code of Conduct aligns with internationally recognized standards, such as International Labour Organization conventions, and encompasses principles set forth by the Fair Labor Association ("FLA") and the Worldwide Responsible Accredited Production ("WRAP"). Moreover, Gildan is committed to upholding and respecting human rights as established in the UN International Bill of Human Rights (consisting of the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights), as well as the UN Guiding Principles on Business and Human Rights. We are subject to various federal, state and local human rights and labour regulations in the jurisdictions in which we operate, concerning, among other things, modern slavery, forced labour, freedom of association, collective bargaining, and occupational health and safety.

Our Statement on Modern Slavery, Child Labour, and Human Trafficking reaffirms our commitment to identifying and eradicating from our supply chain and operations any form of slavery or human trafficking. Our Social and Sustainable Compliance guidebook includes human rights assessment processes including our approach in mitigating the risks of human rights violations and our supply chain. Through its Global Social Compliance program, Gildan takes steps to ensure it sources products from suppliers that only engage with responsible practices. Gildan identifies and assesses potential risks in its supply chain by conducting a due diligence review of potential business partners prior to entering into sourcing or major supply agreements. Where required, we perform deeper due diligence, working with internal experts and third-party consultants on an as needed basis. We guide leaders at all levels of the organization in implementing best practices in health and safety, environmental welfare, and social responsibility, which reflects in their day-to-day actions. We conduct mandatory human rights training annually as part of our Code of Conduct training. In particular, we regularly train employees involved in higher-risk functions, such as procurement. We also encourage employees, suppliers and business partners to report concerns in accordance with our Global Whistleblowing Policy for Employees and External Stakeholders. We are cognizant of the fact that forced labour issues such as modern slavery, child labour, and human trafficking are complex and evolving and continue to work on addressing these risks in our business. We are committed to the health and safety of our employees and the communities where we operate, and as such, we incur capital and other expenditures each year that are aimed at achieving compliance with current human rights and/or labour standards. There can be no assurance that future changes in federal, state or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional remediation expenditures, or result in fines, penalties, lawsuits, negative publicity which could harm our reputation, disruption to our supply chain, all of which could have an adverse effect on our business.

Human Capital Management
At Gildan, we understand that our most important resource is our people. As such, we recognize our responsibility to provide them with rewarding, safe, and healthy work environments where they are empowered to succeed.

Employees. Gildan employs approximately 43,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing material labour disruptions, such as strikes or work stoppages. At the end of 2023, an approximate 52% of our total employee base was covered under collective bargaining agreements.

We provide favourable working conditions for all our employees worldwide. All of Gildan’s operations are governed by the Company’s Code of Conduct, which we update from time to time to ensure that we continue to comply with local laws and the most current international standards. The Code of Conduct follows the International Labour Organization Conventions, the FLA standards, and the WRAP guidelines, as well as best practices of leading organizations in the area of ESG.

We use internal and external monitoring programs in order to verify compliance not only with local labour laws, but with internationally recognized labour standards as well as the Company’s Code of Conduct. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Internal audits are done on an unannounced basis while independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis.

Gildan has been a “Participating Company” in the FLA since 2003. The FLA is a multi-stakeholder organization that is internationally recognized and whose mission is to improve working conditions for employees worldwide. In 2007, Gildan became the first vertically-integrated apparel manufacturer to have its social compliance program accredited by the FLA. This accreditation was renewed in 2019 after the Company demonstrated that it has policies and practices in place to identify and remediate unfair labour practices in its global supply chain.

All of our mature sewing facilities, including our vertically integrated textile and sewing facility in Bangladesh, have been certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its code of conduct. In addition, our sewing facilities in Nicaragua, our textile and sewing facilities in Bangladesh as well as our contractors’ facilities in Haiti and Bangladesh, are assessed by the Better Work Programme, which is a comprehensive collaborative program between the United Nation’s International Labour Organization and the International Finance Corporation designed to improve working conditions and respect of labour rights of workers, and boost the competitiveness of apparel businesses. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.

Health and Safety. When it comes to our employees, our first responsibility is to provide them with safe and healthy work environments. Gildan’s low accident and injury rates reflect our strong collaboration with our employees who play an active role in creating a culture of safety. Over 80% of our facilities feature employee driven health and safety committees. We also invest in workplace infrastructure and continue to implement comprehensive monitoring and management processes. Our commitments also include making contributions towards promoting health and wellness amongst our employees. At all of our manufacturing facilities in Latin America and Bangladesh, we provide free onsite medical clinics and primary care, and we also run a variety of health awareness campaigns alongside a comprehensive ergonomics program focused on mitigating the development of musculoskeletal disorders. During 2021, the Company began the implementation of ISO 45001, one of the world’s stronger health and safety standards at its manufacturing facilities worldwide and has continued efforts towards such initiative throughout 2022.

As of 2023 two facilities in the Dominican Republic have implemented ISO 45001 as part of the Company's plan to ensure all facilities worldwide are certified by 2028.

Diversity, Equity and Inclusion ("DEI"). Gildan is focused on creating a diverse, equitable, and inclusive workplace where all employees are valued for their uniqueness; where they develop, maintain, and promote a sense of belonging. In 2021, Gildan reconfirmed its commitment to DEI by rewriting and updating its Diversity, Equity and Inclusion Policy, whose purpose is to systematically encourage representation and participation of diverse groups of people at all levels of the Company globally.

This updated policy provides three clear objectives to which Gildan has committed: (1) formalize and systematize DEI through company policies and procedures; (2) cultivate a DEI culture that promotes an inclusive environment through awareness-raising, learning initiatives, and tangible actions; and (3) share the journey which involves documenting and benchmarking to ensure accountability to our commitments, as well as visibility to our commitments and outcomes. The policy also provides definitions for DEI, accountability structures, leadership expectations, and employee responsibilities.

In furtherance of these commitments to DEI, we have implemented a number of strategic initiatives, including partnerships with diversity organizations and the introduction of sponsorship programs for high-potential and diverse talent and continued incorporating succession planning strategies and talent acquisition best practices to advance DEI at Gildan. In 2023 we rolled out our Diversity, Equity and Inclusion training entitled Inspiring Respect: DEI at Gildan. This training was divided into two tiers and is an essential component of our ongoing efforts to promote diversity, equity, and inclusion throughout all of Gildan’s locations.

As of December 31, 2023, the total percentage of female employees in Gildan’s global workforce was 43.15%. and we continue to make strides towards our target of achieving gender parity for roles at director-level by 2027. In furtherance to this commitment, in 2023, Gildan achieved 34.31% female representation at director and above levels, which is above our original 2023 target of 29%, and up from 30.48% in 2022. We are working on achieving our goal through targeted talent acquisition, talent management, training and development, and retention strategies. Furthermore, to ensure accountability, we have linked our gender parity target with executive compensation. Leadership reviews progress regularly through a live global demographic analytical dashboard.

Wages and Benefits. Investing in our people is a cornerstone of our success, and we want to reward our employees’ contributions by providing them with benefits that create value for them, both professionally and personally. We believe that employees have the right to a fair wage for a regular work week that covers basic needs and provides some level of discretionary income. We recognize our responsibility to contribute to a higher standard of living for our employees by offering benefits, such as free onsite medical clinics, vaccination and medicine programs, parental leave, financial assistance, subsidized meals, and free transportation. We contribute to our communities and strive to have a positive impact by helping them become stronger and more resilient through investments in local economic development, advancing access to education and promoting healthy and active lifestyles.
Risk Factors
Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgments”, and the “Risks and Uncertainties” sections of our 2023 Annual MD&A, which are incorporated herein by reference.

DIVIDEND POLICY
In December 2010, the Company announced the adoption of a dividend policy which aims to declare and pay cash dividends on a quarterly basis.
As part of the Company’s capital allocation framework, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenants and repayment obligations, the macro-economic environment, and present and/or future regulatory, legal or contractual restrictions. In April 2020, given the severity of the economic downturn and uncertain outlook resulting from the COVID-19 pandemic, the Company suspended its quarterly cash dividend. In addition, in June 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic, out of an abundance of caution, the Company amended its various loans and note agreements in order to modify its covenants and to provide increased financial flexibility. The amendments effected changes to certain provisions and financial covenants during the period beginning March 30, 2020 and ending April 4, 2021, pursuant to which dividends were not permitted during such period except during the fiscal quarters ending January 3, 2021 and April 4, 2021, if the Total Net Debt to EBITDA Ratio was less than 3.00 to 1.00. The Company reinstated its quarterly dividend on April 26, 2021.
On February 22, 2022 and February 21, 2023, the Board of Directors approved a 10% increase in the amount of the then current quarterly dividend, increasing the quarterly dividend to $0.169 and $0.186 per common share, respectively. On February 20, 2024, the Board of Directors approved a 10% increase in the amount of the then quarterly dividend, increasing the quarterly dividend to $ 0.205 per common share.

For each of the three most recently completed financial years, the Company declared and paid dividends on its common shares as follows:

Date of dividend declaration	Amount of dividend per common share

April 26, 2021	0.154
August 4, 2021	0.154
November 3, 2021	0.154
February 22, 2022	0.169
May 4, 2022	0.169
August 3, 2022	0.169
November 2, 2022	0.169
February 21, 2023	0.186
May 3, 2023	0.186
August 2, 2023	0.186
November 1, 2023	0.186

CAPITAL STRUCTURE
The following is a description of the material terms of our common shares, our First Preferred shares and our Second Preferred shares, as set forth in the Articles of the Company. Our authorized share capital consists of an unlimited number of common shares, of which 168,661,402 were issued and outstanding as of February 19, 2024, and an unlimited number of First Preferred shares and Second Preferred shares, each issuable in series, none of which are issued and outstanding.

First Preferred Shares
Issuance in Series
The First Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred shares of each series, subject to the limitations, if any, set out in the Articles of the Company.

Rank
The First Preferred shares rank senior to the Second Preferred shares and to the common shares with respect to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding‑up of Gildan. The First Preferred shares in each series rank equally with the First Preferred shares of any other series.

Voting Rights
Unless the Articles otherwise provide with respect to any series of the First Preferred shares, the holders of the First Preferred shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.
Second Preferred Shares
Issuance in Series
The Second Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred shares of each series subject to the limitations, if any, set out in the Articles of the Company.

Rank
The Second Preferred shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares. The Second Preferred shares rank senior to the common shares with respect to payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of Gildan. The Second Preferred shares in each series rank equally with the Second Preferred shares of any other series.

Voting Rights
Unless the Articles otherwise provide with respect to any series of the Second Preferred shares, the holders of the Second Preferred shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.
Common Shares
Following the conversion of all of the Company’s Class B Multiple Voting shares into Class A Subordinate Voting shares, the Company’s shareholders approved a special resolution on February 2, 2005 to amend the Company’s Articles in order to change each of the issued and outstanding Class A Subordinate Voting shares into common shares, on a one-for-one basis, and to remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares.
The common shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares and the Second Preferred shares. Each holder of common shares shall have the right to receive any dividend declared by the Company and the right to receive the remaining property and assets of the Company on dissolution.
Each holder of common shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of another particular class or series shall have the right to vote. Each Common Share entitles the holder thereof to one vote.

MARKET FOR SECURITIES
The common shares are listed on the NYSE and the TSX under the symbol “GIL”. The Class A Subordinate Voting shares (now the common shares), which were issued at an offering price of $0.44 (Cdn$0.64), on a post-split basis, began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (the “AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from the AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the common shares) commenced trading on the NYSE. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, the Class A Subordinate Voting shares (now the common shares) are no longer listed on the ME.
The table below shows the monthly price range per Common Share and the trading volume of the common shares for the fiscal year ended December 31, 2023 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High (Cdn$)	Low (Cdn$)	Trading Volume	Month	High	Low	Trading Volume
January	42.19	37.12	6,921,297	January	31.51	27.26	2,632,234
February	43.55	38.14	10,845,396	February	32.18	28.00	4,018,541
March	46.20	41.21	9,854,290	March	33.93	30.03	4,946,523
April	46.06	42.23	5,223,765	April	34.33	31.23	2,818,128
May	44.70	36.89	7,739,934	May	33.00	27.18	4,994,341
June	42.89	36.54	7,450,464	June	32.40	26.98	4,270,210
July	43.77	40.40	5,305,220	July	33.04	30.55	3,837,046
August	42.05	38.70	9,074,057	August	31.88	28.51	3,659,638
September	41.18	36.42	8,951,223	September	30.29	26.99	2,706,602
October	40.99	37.68	8,220,893	October	30.00	27.24	3,074,029
November	49.41	38.67	9,873,757	November	36.30	27.86	5,130,000
December	51.08	42.55	15,486,817	December	37.65	31.48	9,046,893
(1) The trading volumes do not include trades done on alternative trading systems and only represent those on the TSX, or approximately 62% of all trades executed in Canada (approximately 168 million common shares).
(2) The trading volumes do not include trades done on alternative trading systems and only represent those on the NYSE, or approximately 33% of all trades executed in United States (approximately 156 million common shares).

DIRECTORS AND OFFICERS
Directors
Listed below is certain information about the directors of Gildan in office as of the date hereof. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Vincent Tyra Louisville, Kentucky, United States	President and Chief Executive Officer of the Company	January 2024
Donald C. Berg(4) Lakewood Ranch, Florida, United States	President of DCB Advisory Services (consulting services to food and beverage companies)	February 2015
Maryse Bertrand(1)(2) Westmount, Québec, Canada	Corporate Director	May 2018
Dhaval Buch(1)(2) India	Corporate Director and Senior Adviser	February 2022
Marc Caira(1)(2) Toronto, Ontario, Canada	Corporate Director	May 2018
Shirley E. Cunningham(2)(3) Estero, Florida, United States	Corporate Director	February 2017
Sharon Driscoll(1)(3) Vancouver, British Columbia, Canada	Corporate Director	October 2023
Charles M. Herington(2)(3) Miami, Florida, United States	Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LCC (worldwide provider of dance fitness classes)	May 2018
Luc Jobin(1)(3) Montreal, Québec, Canada	Corporate Director	February 2020
Craig A. Leavitt (2) Red Hook, New York, United States	Corporate Director and Interim CEO from December 10 2023 until January 14 2024	May 2018
Christopher S. Shackelton(2)(3) Vero Beach, Florida, United States	Co-Founder and Managing Partner of Coliseum Capital Management, LLC.	December 2023
Anne Martin-Vachon(2)(3) Trois-Rivières, Québec, Canada	Chief Retail Officer of Rogers Communications Inc. (a Canadian technology and media company)	February 2015
(1)    Member of the Audit and Finance Committee.
(2)    Member of the Corporate Governance and Social Responsibility Committee.
(3)    Member of the Compensation and Human Resources Committee.
(4)    Chair of the Board.

Vincent Tyra joined as President and Chief Executive Officer of Gildan on January 15, 2024. Mr. Tyra joined Gildan from Houchens Industries where he served from 2022 to 2024 as Senior Vice-President of Corporate Strategy and Mergers and Acquisitions, leading the strategic growth of this $4-billion revenue employee-owned holding company through investments in sectors including consumer products and retail. Previously, Mr. Tyra was an Operating Partner at Southfield Capital, where he was a member of the Investment Committee. Mr. Tyra has held leadership positions across a broad range of industries and managerial challenges. Early in his career, Mr. Tyra invested in and grew his own activewear business, utilizing Gildan as a key supplier. He joined Fruit of the Loom from 1997 to 2000 where he was promoted to President to develop and implement a restructuring plan ahead of its eventual sale to Berkshire Hathaway. Mr. Tyra then served from 2000 to 2005 as Chief Executive Officer of Broder Bros., a leading apparel distributor. From 2017 to 2021, Mr. Tyra also served as the University of Louisville’s Vice-President and Director of Intercollegiate Athletics, where he orchestrated the rebuilding of a major NCAA athletics program. He has served on the board of directors of ten companies and stepped in as interim Chief Executive Officer at three. He currently sits on the board of directors of Houchens Industries.

Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S.-based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions, and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has held a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney (now Ernst & Young). Mr. Berg is a past member of the board of directors of Meredith Corporation, (from 2012-2021), a publicly held media and marketing company, where he was also chair of the Audit and Finance Committee (2017-2021). Mr. Berg also serves on the board of Beam Suntory International, the third largest global spirits company wholly owned by Tokyo-based Suntory Holdings Group, where he is a member of the Executive Nominating and Compensation Committee. Mr. Berg holds a Master of Business Administration degree from the Wharton School of Business and earned his Bachelor of Arts degree in Accounting and Business Administration from Augustana College in Illinois.

Maryse Bertrand has had a long career in law and business. Ms. Bertrand is currently an advisor in governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada, where she chairs the Governance and Corporate Responsibility Committee. From 2016 to 2017, she was Strategic Advisor and Counsel to Borden Ladner Gervais LLP, in matters of risk and governance. From 2009 to 2015, she was Vice-President, Real Estate Services, Legal Services and General Counsel at CBC/Radio-Canada, Canada’s public broadcaster, where she was responsible for the real estate and health, safety and environment portfolios and chaired the National Crisis Management Committee. Prior to 2009, Ms. Bertrand was a partner of Davies Ward Phillips and Vineberg LLP, where she specialized in M&A and corporate finance, and served on the firm’s National Management Committee. Ms. Bertrand is the Chair of the Board of Governors of McGill University, and the past chair of the Board of the Institute of Corporate Directors (Québec Chapter). She was named as Advocatus emeritus (Ad. E.) in 2007 by the Québec Bar in recognition of her exceptional contribution to the legal profession. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Master in Risk Management degree from New York University, Stern School of Business.

Dhaval Buch is currently a senior advisor with Blackstone Private Equity and to the Mahindra group, a large India-headquartered multinational with interests in automobile, farm and finance industries. He is also a senior advisor to Alvarez and Marsal, a global consulting firm, in their Southeast Asia practice. Prior to this, Mr. Buch had a 35-year career as a business leader with Unilever where he last served as the Global Chief Procurement Officer for the company responsible for buying approximately $40 billion of materials and services. In this role, he was also responsible for driving Unilever’s goal of “100% sustainable sourcing of materials”. In his career with Unilever, Mr. Buch ran the Unilever supply chain for Asia and Africa (consisting of approximately 120 factories and a similar number of distribution centres). He also held positions of increasing responsibility in Hindustan Unilever Limited (a listed Unilever subsidiary in India) culminating in his running the supply chain for South Asia and serving as an Executive Director on the Board of Hindustan Unilever Limited. Mr. Buch is a mechanical engineer and holds a Bachelor of Engineering degree from the Indian Institute of Technology, Delhi, India.

Marc Caira serves on the Board of Directors of Minto Group, a private real estate developer, and the University Health Network Foundation. Previously, Mr. Caira served as the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company, from 2014 to 2020. He also was President and Chief Executive Officer of Tim Hortons Inc., a multinational fast-food restaurant, from 2013 to 2014, as well as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company and Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

Shirley E. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc. ("CHS"), a global energy, grains and foods company. While at CHS, Ms. Cunningham served on the Board of Directors for (i) Ventura Foods, LLC, a joint venture of CHS and Mitsui & Co., Ltd., (ii) Ardent Mills, LLC, a joint venture amongst CHS, Cargill Inc. ("Cargill") and Conagra Brands, Inc., and (iii) TEMCO, LLC, a joint venture between CHS and Cargill. Prior to joining CHS in 2013, Ms. Cunningham was the Chief Information Officer for Monsanto Company, a global agriculture company. From 2017 to 2023, Ms. Cunningham also served on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She holds a Master in Business Administration degree from Washington University in St. Louis.

Sharon Driscoll has over 15 years of C-suite experience across finance, strategy and transformation roles in publicly traded and privately held retail and distribution organizations. Until her retirement in September 2023, Ms. Driscoll held executive positions at RB Global Inc. (TSX and NYSE), including Chief Financial Officer, Co-Chief Executive Officer and Advisor to the Chief Executive Officer from 2015 to 2023. Prior to this, Ms. Driscoll held other senior executive positions, including Chief Financial Officer at Katz Group Canada Limited from 2013 to 2015, Chief Financial Officer at Sears Canada Inc., one of the largest retailers of apparel, home fashion, and appliances from 2008 to 2013, and executive finance leadership roles at Loblaw Companies Limited from 1987 to 2008. Ms. Driscoll currently serves on the board of directors of Empire Company Limited (TSX) and Imperial Oil Limited (TSX and NYSE). Ms. Driscoll is a Chartered Professional Accountant and holds a Bachelor of Commerce (Honours) degree from Queen’s University.

Charles M. Herington is the Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LLC. Mr. Herington sits on the Board of Directors of Molson Coors Beverage Company (NYSE: TAP). Mr. Herington is also a member of the boards of the following privately held companies: Quirch Foods (where he acts as Chairman); HyCite Enterprises; and Accupac. From 2006 to 2012, Mr. Herington served as Executive Vice-President of Developing and Emerging Markets Group at Avon Products Inc. Prior to that, he was President and Chief Executive Officer of America Online (AOLA) Latin America, and before that, Division President at Pepsico Restaurants Latin America. Mr. Herington began his career in brand management at Procter & Gamble Co. Mr. Herington received his Chemical Engineering degree from Instituto Tecnológico y de Estudios Superiores de Monterrey.

Luc Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, from 2005 to 2009, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy, and other business sectors. Previously, from 2003 to 2005, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer, from 1998 to 2003. Mr. Jobin has been recently appointed Chairman of British American Tobacco p.l.c., where he also chairs the Nominations Committee. From 2019 to 2021 he was a member of the Board of Directors of Hydro-Québec, a public utility company that manages the generation, transmission and distribution of electricity in Québec. Mr. Jobin is a Chartered Professional Accountant and he received a Graduate Diploma in Public Accounting from McGill University as well as a Bachelor of Science degree from Nova Southeastern University.

Craig A. Leavitt has had a career as a business leader in the retail and fashion sector that spans over 30 years. Mr. Leavitt most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, from 2014 to 2017, where he oversaw all aspects of the Kate Spade New York and Jack Spade businesses and was a member of Kate Spade’s Board of Directors. He first joined Kate Spade in 2008 as Co-President and Chief Operating Officer and was named Chief Executive Officer in 2010. Mr. Leavitt led the successful $2.4 billion divestiture of Kate Spade & Company to Coach, Inc. in 2017 and integrated his team into the new company. Previously, Mr. Leavitt was President of Global Retail at Link Theory Holdings, a company that manufactures and sells contemporary clothing and accessories for men and women. At Link Theory Holdings, Mr. Leavitt was responsible for merchandising, operations, planning, allocation and real estate for the Theory and Helmut Lang retail businesses. He also spent several years at Diesel, an Italian retail clothing company, where he was most recently Executive Vice-President of Sales and Retail, and he spent 16 years at Polo Ralph Lauren, known for its clothing, marketing and distribution of products in apparel, home accessories and fragrances, where he held positions of increasing responsibility, including Executive Vice-President of Retail Concepts. Mr. Leavitt serves on the Board of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair. Mr. Leavitt holds a Bachelor of Arts degree from Franklin & Marshall College. Mr. Leavitt served as Interim President and Chief Executive Officer of the Company from December 10, 2023 until Mr. Vince Tyra was appointed President and Chief Executive Officer of the Company on January 15, 2024.

Christopher S. Shackelton is Managing Partner of Coliseum Capital Management, LLC, a firm he co-founded in 2005. He currently serves as Chairman of both ModivCare Inc. and Lazydays Holdings Inc., and is a board member of Universal Technical Institute Inc. Previously he was a member of the board of LHC Group Inc., BioScrip, Inc., Advanced Emissions Solutions, Inc., Rural/Metro Corp., and Interstate Hotels & Resorts, Inc. Additionally, he currently serves as a Trustee for several charitable not-for-profit organizations. Earlier in his career, Mr. Shackelton held positions at Morgan Stanley & Co. and Watershed Asset Management LLC. He is a graduate of Yale College.

Anne Martin-Vachon is the Senior Vice-President, Sales and Chief Retail Officer for Rogers Communications Inc., a leading technology and media company providing wireless, residential and media services to Canadians and Canadian businesses. Prior to her appointment in September 2019, Ms. Martin-Vachon served as President of Today's Shopping Choice, a division of Rogers Media for over three years. Before joining Rogers, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer; Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states; Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company; and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, a multinational consumer goods company, where she spent more than 20 years in a variety of leadership positions across the company's portfolio of beauty, personal care and household brands. She also serves as Chair of the Board of the Retail Council of Canada. Ms. Martin-Vachon holds a Master of Business Administration degree from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.
Officers
Listed below is certain information about the executive officers (as defined under applicable Canadian securities laws) of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Vincent Tyra(1) Louisville, Kentucky, United States	President, Chief Executive Officer and Director
Rhodri J. Harries(1) Westmount, Québec, Canada	Executive Vice‑President, Chief Financial and Administrative Officer
Benito A. Masi Panama City, Panama	President, Manufacturing
Chuck J. Ward Derricks, St. James, Barbados	President, Sales, Marketing and Distribution
Arun D. Bajaj(1) Westmount, Quebec, Canada	Executive Vice-President, Chief Human Resources Officer & Legal Affairs
(1) Officer of the Company.

Vincent Tyra joined Gildan on January, 15 2024 as President and Chief Executive Officer. Mr. Tyra joined Gildan from Houchens Industries where he served from 2022 to 2024 as Senior Vice-President of Corporate Strategy and Mergers and Acquisitions, leading the strategic growth of this $4-billion revenue employee-owned holding company through investments in sectors including consumer products and retail. Previously, Mr. Tyra was an Operating Partner at Southfield Capital, where he was a member of the Investment Committee. Mr. Tyra has held leadership positions across a broad range of industries and managerial challenges. Early in his career, Mr. Tyra invested in and grew his own activewear business, utilizing Gildan as a key supplier. He joined Fruit of the Loom from 1997 to 2000 where he was promoted to President to develop and implement a restructuring plan ahead of its eventual sale to Berkshire Hathaway. Mr. Tyra then served from 2000 to 2005 as Chief Executive Officer of Broder Bros., a leading apparel distributor. From 2017 to 2021, Mr. Tyra also served as the University of Louisville’s Vice-President and Director of Intercollegiate Athletics, where he orchestrated the rebuilding of a major NCAA athletics program. He has served on the board of directors of ten companies and stepped in as interim Chief Executive Officer at three. He currently sits on the board of directors of Houchens Industries.

Rhodri J. Harries joined Gildan in August 2015 as Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in finance and business development. He is accountable for the Company’s financial management as well as overseeing information technology, corporate development and corporate affairs, including ESG activities. He is also currently on the board of Stella Jones Inc. and The CSL Group Inc., a private company.

Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. In conjunction with the consolidation of the Printwear and Branded Apparel operating segments, Mr. Masi’s title has been changed to President, Manufacturing. Mr. Masi is responsible for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.

Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he had served as the Executive Vice President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed to the position of Senior Vice President, Yarn Spinning and was responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. In 2020, Mr. Ward was appointed to the role of Senior Vice-President, North America where he was responsible for sales, distribution and planning for the North American market. In 2021, Mr. Ward was appointed to the role of President, Sales, Marketing and Distribution, where he assumed global responsibility for sales and sales strategy, marketing, planning and distribution.

Arun D. Bajaj joined Gildan in October 2019 as Chief Human Resources Officer. In March 2021, he was appointed to the role of Executive Vice President, Chief Human Resources Officer & Legal Affairs of the Company. In this role, he leads the Company's global human resources function and oversees legal affairs. Mr. Bajaj has over 16 years of extensive experience in those two functions. Prior to joining Gildan, he held the position of Senior Vice-President, Chief Human Resources Officer at Renault-Nissan-Mitsubishi Alliance. He also held several positions in Canada, the U.S., and Asia with the Nissan Motor Corporation. During his career at Nissan, Mr. Bajaj worked in human resources leadership roles of increasing responsibility with an emphasis on global talent management. Prior to working in human resources at Nissan, he held the role of General Counsel, Nissan Canada, following eight years in legal roles at the Ford Motor Company, based in Oakville, Ontario. He is also currently on the Board of Directors of Cogeco Inc. and on the Board of Governors of McGill University.
As at February 19, 2024, the executive officers and directors of the Company as a group beneficially own 10,428,699 common shares, which represents 6% of the voting rights attached to all common shares.

AUDIT AND FINANCE COMMITTEE DISCLOSURE
Mandate of the Audit and Finance Committee
The mandate of the Audit and Finance Committee is included herewith as Appendix A.
Composition of the Audit and Finance Committee
The Audit and Finance Committee is composed of five independent and financially literate directors, as such terms are defined under Canadian and U.S. securities laws and regulations, and in accordance with the NYSE Corporate Governance Standards. Their education and experience relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:

Maryse Bertrand – Ms. Bertrand has had a long career in law and business including 30 years as a lawyer specializing in capital markets and mergers and acquisitions. Ms. Bertrand is currently an advisor in governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Master in Risk Management degree from New York University, Stern School of Business.

Dhaval Buch – Mr. Buch is currently a senior advisor with Blackstone Private Equity and to the Mahindra group, a large India-headquartered multinational with interests in automobile, farm and finance industries. He is also a senior advisor to Alvarez and Marsal, a global consulting firm, in their Southeast Asia practice. Prior to this, Mr. Buch had a 35-year career as a business leader with Unilever where he last served as the Global Chief Procurement Officer for the company responsible for buying approximately $40 billion of materials and services. In this role, he was also responsible for driving Unilever’s goal of “100% sustainable sourcing of materials”. In his career with Unilever, Mr. Buch ran the Unilever supply chain for Asia and Africa (consisting of approximately 120 factories and a similar number of distribution centres). He also held positions of increasing responsibility in Hindustan Unilever Limited (a listed Unilever subsidiary in India) culminating in his running the supply chain for South Asia and serving as an Executive Director on the Board of Hindustan Unilever Limited. Mr. Buch is a mechanical engineer and holds a Bachelor of Engineering degree from the Indian Institute of Technology, Delhi, India.

Marc Caira – Mr. Caira has had a career as a business leader that spans over 40 years. He serves on the Board of Directors of Minto Group, a private real estate developer, and the University Health Network Foundation. Previously, Mr. Caira served as the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company, from 2014 to 2020. Prior to that, Mr. Caira was President and Chief Executive Officer of Tim Hortons Inc., a multinational fast-food restaurant, as well as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company and Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

Sharon Driscoll – Ms. Driscoll has over 15 years of C-suite experience across finance, strategy and transformation roles in publicly traded and privately held retail and distribution organizations. Until her retirement in September 2023, Ms. Driscoll held executive positions at RB Global Inc. (TSX and NYSE), including Chief Financial Officer, Co-Chief Executive Officer and Advisor to the Chief Executive Officer from 2015 to 2023. Prior to this Ms. Driscoll held other senior executive positions, including Chief Financial Officer at Katz Group Canada Limited from 2013 to 2015 , Chief Financial Officer at Sears Canada Inc., one of the largest retailers of apparel, home fashion and appliances from 2008 to 2013, and executive finance leadership roles at Loblaw Companies Limited from 1987 to 2008. Ms. Driscoll currently serves on the board of directors of Empire Company Limited (TSX) and Imperial Oil Limited (TSX and NYSE). Ms. Driscoll is a Chartered Professional Accountant and holds a Bachelor of Commerce (Honours) degree from Queen’s University.

Luc Jobin – Mr. Jobin is Chair of the Audit and Finance Committee. Mr. Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, from 2005 to 2009, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy, and other business sectors. Previously, from 2003 to 2005, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer, from 1998 to 2003. Mr. Jobin has been recently appointed Chairman of British American Tobacco p.l.c., where he also chairs the Nominations Committee. Mr. Jobin is a Chartered Professional Accountant and he received a Graduate Diploma in Public Accounting from McGill University as well as a Bachelor of Science degree from Nova Southeastern University.

Pre-Approval of Non-Audit Services
In accordance with the Code of Ethics of the Ordre des comptables professionnels agréés du Québec (CPA) independence standards for auditors, the Sarbanes-Oxley Act of 2002, and rules of the U.S. Securities and Exchange Commission, the Company is restricted from engaging its external auditor to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The Company does engage its external auditor from time to time to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit and Finance Committee.
External Auditor Service Fees
The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit, audit-related and tax services rendered for the fiscal years 2023 and 2022 were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn $3,149,750 for fiscal 2023 and Cdn $2,884,500 for fiscal 2022. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements, services provided for private placement/offering memorandum, and additional audit fee procedures related to accounting matters.
Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn $402,750 for fiscal 2023 and Cdn $273,000 for fiscal 2022. These services consisted of translation services, ESG assurance, and certification of paid-up capital for Gildan’s subsidiaries.
Tax Fees — The aggregate tax fees billed by KPMG were Cdn $613,750 for fiscal 2023 and Cdn $717,750 for fiscal 2022. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies.
LEGAL PROCEEDINGS
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Company is Computershare Investor Services Inc. having offices in Montréal and Toronto at which the register of transfer of the common shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.
MATERIAL CONTRACTS
Other than the agreements entered into during the normal course of business, the only material agreement entered into in fiscal 2023, or before fiscal 2023 and which is still in force, is the following:
•    The current Shareholder Rights Plan, which was adopted by the Board of Directors on February 21, 2023 and last approved and ratified by the Company’s shareholders at the annual shareholders’ meeting on May 4, 2023. The current Shareholder Rights Plan will expire on the date on which the annual meeting of the Company’s shareholders will be held in 2026, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration in accordance with its terms. The Shareholder Rights Plan was filed on SEDAR+ on February 22, 2023, and is available at www.sedarplus.ca.

INTERESTS OF EXPERTS
KPMG, the external auditor of the Company, reported on the 2023 Annual Financial Statements, which were filed with the securities regulatory authorities. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, statements related to the Company's Next Generation ESG strategy and ESG targets, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Business Overview” and “Strategy and Objectives” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the 2023 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this Annual Information Form.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:
•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials from current levels and energy related inputs used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;

•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the expected implementation in the near term of a global minimum tax rate of 15%;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates;
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices; and
•the aggregate costs to the Company for CEO separation costs and advisory fees on shareholder matters.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management information circular for the Company’s most recent annual meeting of shareholders that involve the election of directors. Additional financial information is provided in the 2023 Annual Financial Statements and the 2023 Annual MD&A for the Company’s most recently completed financial year.
Copies of these documents and additional information relating to Gildan may be found on the SEDAR+ website at www.sedarplus.ca and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:
600 de Maisonneuve Boulevard West, 33rd Floor
Montréal, Québec
H3A 3J2
Telephone:  (514) 735‑2023

The documents mentioned above, as well as Gildan’s news releases, are also available on the Company’s website at www.gildan.com. Information on the Company's website does not form part of and is not incorporated by reference in this Annual Information Form.

APPENDIX A - MANDATE OF THE AUDIT AND FINANCE COMMITTEE
The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.
1.    Membership and Quorum
•a minimum of three directors;
•only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Company, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee;
•a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;
•each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;
•at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards), as determined by the Board;
•members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance and Social Responsibility Committee (the “Corporate Governance Committee”); such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;
•quorum of majority of members.
2.    Frequency and Timing of Meetings
•normally contemporaneously with the Corporation’s Board meetings;
•at least four times a year and as necessary.

3.    Mandate
The responsibilities of the Audit Committee include the following:

(a)Overseeing financial reporting
(1)monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control over financial reporting, through independent discussions with management, the external auditors and the internal auditors;
(2)reviewing, with management and the external auditors, the annual audited consolidated financial statements of the Corporation and accompanying information, (including the report of the auditors thereon to be included in the annual report of the Corporation), the Corporation’s management’s discussion and analysis (“MD&A”) and annual earnings press release, prior to their release, filing and distribution;
(3)reviewing, with management and the external auditors, the condensed interim consolidated financial statements of the Corporation and accompanying information, including the Corporation’s quarterly MD&A and quarterly earnings press release, prior to their release, filing and distribution;
(4)reviewing, with management and where appropriate, the external auditors, the financial information contained in prospectuses, registration statements, offering memoranda, annual information forms, management information circulars, Form 6‑K (including Supplemental Disclosure) and Form 40‑F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the U.S.;
(5)reviewing, with management, the type, presentation, controls and processes relating to financial information to be included in earnings press releases and other documents required to be filed with regulatory authorities in Canada or the U.S. (including earnings guidance and other material forward-looking information, as well as any use of pro-forma or non-GAAP financial information);
(6)reviewing, with management, that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;
(7)reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;
(8)reviewing any analysis or other written communications prepared by management setting forth significant financial reporting issues, including the method used to account for significant unusual transactions or events and disclosures relating thereto, critical accounting estimates and judgments made in connection with the preparation of the financial statements, the analyses of the effect of alternative acceptable accounting policy choices, and the disclosure of sensitive matters such as related party transactions;
(9)reviewing a copy of the representation letter provided to the external auditors from management and any additional representations required by the Audit Committee;
(10)reviewing the external auditors’ quarterly review engagement report;
(11)overseeing the procedures to review management certifications filed with applicable securities regulators;
(12)reviewing the potential impact of any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;
(13)overseeing the procedures to monitor the public disclosure of information by the Corporation;
(14)reviewing the Corporation’s Disclosure Policy on a regular basis;
(15)reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any management letter issued by the external auditors and any significant recommendations contained therein.
(b)Monitoring risk management and internal controls
(1)receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures;
(2)receiving periodically management’s reports assessing the adequacy and effectiveness of the Corporation’s systems of internal control over financial reporting and reviewing the report of the auditors thereon;
(3)reviewing insurance coverage (annually and as may otherwise be appropriate);
(4)reviewing and approving the Corporation’s policies and parameters regarding hedging activity and derivatives contracts entered into by management in order to address risks associated with foreign exchange fluctuations, commodity prices, interest rates and any other risks where the Corporation enters into derivatives contracts;
(5)overseeing information technology strategy and risk management as well as cyber and data privacy and security risks, controls and related matters, including policies, guidelines, incident response plans and procedures;
(6)assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes for complying with, applicable legal and regulatory requirements, including securities law and tax compliance;
(7)overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation, including with respect to accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;
(8)requesting the performance of any specific audit, as required.
(c)Monitoring internal auditors
(1)ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;
(2)overseeing the access by internal auditors to all levels of management in order to carry out their duties;
(3)regularly monitoring the internal audit function’s performance, its responsibilities, plans, staffing and budget;
(4)obtaining periodic reports from the head of internal audit regarding internal audit findings and reviewing periodic reports from management on the progress of management’s action plans for the remediation of control deficiencies related to such findings;
(5)approving the appointment and termination of the Corporation’s chief internal auditor;
(6)ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.

(d)Monitoring external auditors
(1)performing annual evaluations of the performance of the external auditors, including assessing their qualifications and compensation as well as the quality and independence of their audits;
(2)monitoring at least annually the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits, including any required remedial action to be taken by the external auditors and any internal control implications for the Corporation;
(3)recommending the retention and, if appropriate, the removal and replacement of external auditors (all of which is subject to shareholder approval);
(4)overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing and approving the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;
(5)overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;
(6)reviewing with the external auditors and approving their annual audit plan document for the audit of the Corporation’s consolidated financial statements and internal controls over financial reporting;
(7)overseeing the work of the external auditors, including the review of the external auditors’ quarterly and annual findings report presentations to the Audit Committee, and overseeing the resolution of any disagreement between the auditors and management regarding accounting and financial reporting;
(8)discussing with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles, including (i) critical accounting policies and practices used, (ii) critical accounting estimates and matters involving significant uncertainty, (iii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iv) other material written communications between the Corporation and the external auditors with respect thereto;
(9)reviewing at least annually, representations by the external auditors describing their internal quality-control procedures;
(10)reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;
(11)reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;
(12)overseeing the selection and rotation of lead, concurring and other partners involved in the audit.
(e)Reviewing financings and capital allocation plans
(1)reviewing the Corporation’s capital allocation plans, including dividend policies, share buyback programs, overall debt structure, and target leverage ratio, and making recommendations to the Board for approval thereon;

(2)reviewing the adequacy, terms and conditions, and compliance relating to the Corporation’s material financing arrangements, including sales of accounts receivable, supplier factoring and hedging, and making recommendations to the Board for approval thereon.
(f)Evaluating the performance of the Audit Committee
(1)overseeing the existence of processes to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board Chair, together with the Corporate Governance Committee Chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Information Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board Chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed. Furthermore, at least once a quarter, and more frequently as required, the Audit Committee meets separately with management. Finally, at each regularly-scheduled and special meeting, the Audit Committee meets without management or any non-independent directors present.

The Audit Committee reports annually to the Board on the adequacy of its mandate. In addition, the Chair of the Audit Committee reports regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.
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